Mail Stop 3561

August 5, 2009

Elisa D. Garcia
Executive Vice President, General Counsel &
 Corporate Secretary
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

>   **Re: Office Depot, Inc.**
>   **Form 10-K for Fiscal Year Ended December 27, 2008**
>   **Filed February 24, 2009**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 13, 2009**
>   **File No. 1-10948**

Dear Ms. Garcia:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 27, 2008

General

1. We note from disclosure on page 4 that you conduct operations in the Middle East and Latin America. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, and Cuba, alternatively viewed as

encompassed by references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Cuba, Iran, Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

2. In this respect, we note June and January 2009 news articles discussing your franchise deal with M.H. Alshaya under which it will set up stores in certain Middle Eastern countries and we also note a January 2002 news article stating that M. H. Alshaya intended to explore retail opportunities in Syria. Please tell us whether M.H. Alshaya sells any of your products in Syria or to stores in Syria.

Preliminary Proxy Statement on Schedule 14A

Dear Shareholder Letter

3. We note your disclosure "If shareholder approval is obtained, then the Series B Preferred will be convertible into shares of our common stock on the same terms as the Series A Preferred." Please confirm that this also means that the initial conversion price for Series B Preferred is also $5.00. If not, please revise your disclosure to state the initial conversion price for the Series B Preferred.

Questions and Answers about these Proxy Materials and the Special Meeting, page 1

4. Please add a Question and Answer disclosure discussing the impact that the approval of the proposals would have on your change of control provisions, especially on Mr. Odland's employment agreement.

5. Please add a Question and Answer disclosure discussing the impact that the approval of the proposals would have on existing shareholders. For example, disclose if the proposals are approved that shareholders, if true, will be diluted.

6. Please expand your Question and Answer disclosure concerning possible adjournment to indicate your intentions if the meeting is adjourned. For example, how long of an adjournment would you anticipate and whether you would have to change the record date.

7. To the extent known, disclose how your significant shareholders intend to vote their shares.

Series A Proposal: Approval of the Conversion of the Series A Preferred at the Option of the Holders into Shares of our Common Stock in Excess of the Conversion Cap, page 4

8. Please expand your discussion in the first paragraph to briefly include the background of the transaction including the manner in which the parties were determined and whether it was an arms-length transaction.

9. We note your disclosure in the first paragraph on page 19 of the percentage of ownership that Series A Preferred would own. Please revise your discussion here to also disclose the percentage of ownership of the Series A Preferred as of a recent date assuming full conversion.

Series B Proposal: Approval of the Conversion of the Series B Preferred at the Option of the Holders into Shares of our Common Stock, page 5

10. Please revise to disclose the percentage of ownership of the Series B Preferred as of a recent date assuming full conversion

Description of the Transaction Documents, page 6

11. We note your disclosure in the first paragraph, "this summary is qualified in its entirety by reference to the Purchase Agreement, Investor Rights Agreement and the Registration Rights Agreement." As you are responsible for the accuracy of the information and the inclusion of material terms in the summary, this type of qualification is inappropriate. Please revise accordingly.

Purchase Agreement, page 6

12. We note your disclosure that you "paid to BC Partners a funding fee equal to $3,500,000. The Company also reimbursed the Investors for $2,000,000 of their reasonable and documented out-of-pocket fees and expenses incurred on or before the closing date in connection with the execution of the Purchase Agreement and the Registration Rights Agreement and the purchase by the Investors of the Series A Preferred and the Series B Preferred." Please confirm that this is all the fees paid in connection with this transaction. If not, please disclose the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the issuance of the Series A and Series B Preferred Stock that you have made or may be required to make to any holder of such securities, any affiliate of a such holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments).

Investor Rights Agreement, page 6

13. Revise your first paragraph to clarify that the material "certain governance related rights" and the "certain ownership percentage thresholds" are then described in the following paragraphs.

Description of the Series A Preferred, page 11

14. We note your disclosure in the first paragraph, "While we believe this summary covers the material terms and provisions of the Series A CoD, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Series A CoD, …" As you are responsible for the accuracy of the information and the inclusion of material terms in the summary, this type of qualification is inappropriate. Please revise accordingly.

Description of the Series B Preferred, page 15

15. We note your disclosure in the first paragraph, "While we believe this summary covers the material terms and provisions of the Series B CoD, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Series B CoD, …" As you are responsible for the accuracy of the information and the inclusion of material terms in the summary, this type of qualification is inappropriate. Please revise accordingly.

Conversion, page 17

16. As you did for the Series A Preferred, please disclose the initial conversion price in your conversion discussion.

Security Ownership of Certain Beneficial Owners and Management, page 21

17. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by CIE Management II Limited and LMBO Europe SAS. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

18. We note that if the proposals are approved by shareholders that Mr. Odland's options will vest. Please revise your beneficial ownership chart to disclose the impact, if any, upon Mr. Odland's beneficial ownership should the proposals be approved.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director